UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 18, 2016 (August 17, 2016)

TYCO INTERNATIONAL PLC

(Exact Name of Registrant as Specified in its Charter)

Ireland		98-0390500
(Jurisdiction of Incorporation)		(IRS Employer Identification Number)

001-13836 (Commission File Number)

One Albert Quay

Albert Quay, Cork, Ireland

(Address of Principal Executive Offices, incl. Zip Code)

353 423-5000

(Registrant’s Telephone Number, including Area Code)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

On August 17, 2016, in Dublin, Ireland, Tyco International plc (“Tyco”) convened an extraordinary general meeting of its shareholders (the “EGM”), at which holders of Tyco’s ordinary shares approved each of the proposals described below relating to the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated January 24, 2016, by and among Tyco, Johnson Controls, Inc., a Wisconsin corporation, and certain other parties named therein, including Jagara Merger Sub LLC, a Wisconsin limited liability company and indirect wholly owned subsidiary of Tyco (“Merger Sub”).

At the meeting, the holders of 371,167,144 ordinary shares were represented in person or by proxy, constituting a quorum. The proposals are described in detail in Tyco’s joint proxy statement/prospectus dated July 6, 2016 (the “joint proxy statement/prospectus”). The vote results detailed below represent final results.

1.      The proposal to approve the amendments to the Tyco memorandum of association set forth in Annex B-1 to the joint proxy statement/prospectus.

FOR	AGAINST	ABSTAIN
368,851,644	793,405	1,522,095

2.      The proposal to approve the amendments to the Tyco articles of association set forth in Annex B-2 to the joint proxy statement/prospectus.

FOR	AGAINST	ABSTAIN
368,850,247	790,955	1,525,942

3.      The proposal to approve the consolidation of Tyco ordinary shares whereby, immediately prior to the effective time of the merger, every issued and unissued Tyco ordinary share will be consolidated into 0.955 Tyco ordinary shares (the “Tyco share consolidation”).

FOR	AGAINST	ABSTAIN
368,848,671	812,293	1,506,180

4.      The proposal to approve an increase to the authorized share capital of Tyco such that the number of authorized ordinary shares of Tyco immediately following the Tyco share consolidation is equal to 1,000,000,000.

FOR	AGAINST	ABSTAIN
368,731,155	933,911	1,502,078

5.      The proposal to approve the issuance of Tyco ordinary shares in connection with the merger as contemplated by the Merger Agreement.

FOR	AGAINST	ABSTAIN
368,318,783	1,095,993	1,752,368

6.      The proposal to approve the change of name of the combined company to “Johnson Controls International plc” effective as of the effective time of the merger or as promptly as reasonably practicable thereafter, subject to approval of the Registrar of Companies in Ireland.

FOR	AGAINST	ABSTAIN
368,861,994	811,589	1,493,561

7.      The proposal to approve an increase, effective as of the effective time of the merger, to the authorized share capital of Tyco in an amount equal to 1,000,000,000 ordinary shares and 100,000,000 preferred shares.

FOR	AGAINST	ABSTAIN
363,488,641	7,504,027	174,476

8.      The proposal to approve the allotment of relevant securities (as defined in the Irish Companies Act) for issuances after the merger of up to approximately 33% of the combined company’s post-merger issued share capital.

FOR	AGAINST	ABSTAIN
369,022,515	1,955,420	189,209

9.      The proposal to approve the disapplication of statutory pre-emption rights in respect of issuances of equity securities (as defined in the Irish Companies Act) for cash for issuances after the merger of up to approximately 5% of the combined company’s post-merger issued share capital.

FOR	AGAINST	ABSTAIN
369,524,893	1,446,983	195,268

10.      The proposal to approve the renominalization of Tyco ordinary shares such that the nominal value of each ordinary share will be decreased by approximately $0.00047 to $0.01 (matching its pre-consolidation nominal value) with the amount of the deduction being credited to undenominated capital.

FOR	AGAINST	ABSTAIN
369,954,341	1,005,653	207,150

11.      The proposal to approve the reduction of some or all of the share premium of Tyco resulting from the merger to allow the creation of additional distributable reserves of the combined company.

FOR	AGAINST	ABSTAIN
370,008,433	959,064	199,647

Item 8.01. Other Events.

On August 17, 2016, Tyco issued a press release announcing the results of the EGM. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 18, 2016, Tyco issued a press release announcing it had agreed to sell its South African security business. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release, dated August 17, 2016.

99.2	Press Release, dated August 18, 2016.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on July 6, 2016, and the definitive Joint Proxy Statement/Prospectus was first mailed to shareholders of JCI and Tyco on or about July 6, 2016. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and may obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and JCI to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Statement Required by the Irish Takeover Rules

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL PLC
(Registrant)

Date: August 18, 2016	By:	/s/ Andrea Goodrich
Name: Andrea Goodrich
Title: Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 17, 2016

99.2	Press Release, dated August 18, 2016